UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2026

Commission File Number: 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2026

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

●	FORM F-3 (NO. 333-274460) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 11, 2023.
●	FORM F-3 (NO. 333-227942) ORIGINALLY FILED WITH THE SEC ON OCTOBER 23, 2018.

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2026 and 2025

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Operating revenues: (Notes 3 and 4)
Time charter and bareboat revenues	$92,085	$85,920	$181,309	$168,911
Voyage revenues	—	—	—	466
Loss of hire insurance recoveries (Note 5)	4,127	607	6,354	607
Other income	564	533	1,120	1,105
Total revenues	96,776	87,060	188,783	171,089

Gain from disposal of vessel	—	—	—	1,342

Operating expenses:
Vessel operating expenses	36,445	33,005	69,404	63,614
Voyage expenses and commission	986	944	986	1,711
Depreciation	42,087	29,372	83,939	58,135
General and administrative expenses	1,701	1,555	4,201	3,351
Total operating expenses	81,219	64,876	158,530	126,811
Operating income	15,557	22,184	30,253	45,620
Finance income (expense): (Note 6)
Interest income	965	903	1,743	1,651
Interest expense (Note 6)	(13,801)	(15,316)	(27,724)	(30,218)
Other finance expense (Note 6)	(235)	(199)	(431)	(351)
Realized and unrealized gain (loss) on derivative instruments (Note 7)	1,406	(370)	2,781	(1,714)
Net gain (loss) on foreign currency transactions	(323)	(267)	(149)	107
Total finance expense	(11,988)	(15,249)	(23,780)	(30,525)
Income before income taxes	3,569	6,935	6,473	15,095
Income tax expense (Note 9)	(158)	(125)	(435)	(704)
Net income	$3,411	$6,810	$6,038	$14,391

Series A Preferred unitholders’ interest in net income	$1,700	$1,700	$3,400	$3,400
General Partner’s interest in net income	32	95	49	203
Limited Partners’ interest in net income	1,679	5,015	2,589	10,788
Earnings per unit (Basic): (Note 16)
Common unit (basic)	$0.05	$0.15	$0.08	$0.32
Class B unit (basic)	$—	$—	$—	$—
General Partner unit (basic)	$0.05	$0.15	$0.08	$0.32
Earnings per unit (Diluted): (Note 16)
Common unit (diluted)	$0.05	$0.15	$0.08	$0.32
Class B unit (diluted)	$—	$—	$—	$—
General Partner unit (diluted)	$0.05	$0.15	$0.08	$0.32

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2026 and 2025

(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Net income (loss)	$3,411	$6,810	$6,038	$14,391
Other comprehensive income, net of tax	—	—	—	—
Comprehensive income (loss)	$3,411	$6,810	$6,038	$14,391

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2026, and December 31, 2025

(U.S. Dollars in thousands)

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents (Note 8)	$95,255	$88,983
Amounts due from related parties (Note 14)	153	705
Inventories (Note 11)	4,588	4,288
Derivative assets (Notes 7 and 8)	2,133	2,276
Other current assets (Note 18)	22,791	15,192
Total current assets	124,920	111,444

Long-term assets:
Vessels, net of accumulated depreciation (Notes 10 and 21)	1,488,680	1,557,021
Right-of-use assets (Note 4)	675	875
Deferred tax assets (Note 9)	2,295	2,662
Derivative assets (Notes 7 and 8)	2,250	1,908
Accrued income	15,450	10,927
Other long-term assets (Note 20)	5,308	—
Total Long-term assets	1,514,658	1,573,393
Total assets	$1,639,578	$1,684,837

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$8,732	$9,607
Accrued expenses (Note 19)	26,596	18,428
Current portion of long-term debt (Notes 8 and 13)	313,819	381,126
Current lease liabilities (Note 4)	419	406
Current portion of derivative liabilities (Note 8)	—	247
Income taxes payable (Note 9)	43	46
Current portion of contract liabilities (Note 12)	9,023	9,024
Prepaid charter and deferred revenue	5,696	5,650
Amount due to related parties (Note 14)	2,778	2,392
Total current liabilities	367,106	426,926

Long-term liabilities:
Long-term debt (Notes 8 and 13)	588,690	573,974
Lease liabilities (Note 4)	256	469
Derivative liabilities (Notes 7 and 8)	161	909
Contract liabilities (Note 12)	55,590	60,102
Deferred tax liabilities (Note 9)	83	82
Deferred revenues	1,168	1,402
Other long-term liabilities (Note 20)	5,519	—
Total long-term liabilities	651,467	636,938
Total liabilities	$1,018,573	$1,063,864
Commitments and contingencies (Note 15)
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders: 33,660,342 units issued and outstanding at June 30, 2026 and December 31, 2025 respectively	523,236	523,205
Class B unitholders: 252,405 units issued and outstanding at June 30, 2026 and December 31, 2025 respectively	3,871	3,871
General partner interest: 640,278 units issued and outstanding at June 30, 2026 and December 31, 2025 respectively	9,590	9,589
Total partners’ capital	536,697	536,665
Total liabilities and equity	$1,639,578	$1,684,837

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

for the Three and Six Months Ended June 30, 2026 and 2025

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Three Months Ended June 30, 2025 and 2026
Consolidated balance at March 31, 2025	$518,491	$3,871	$9,444	$—	$531,806	$84,308
Net income (loss)	5,015	—	95	—	5,110	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

Consolidated balance at March 31, 2026	$523,240	$3,871	$9,589	$—	$536,700	$84,308
Net income (loss)	1,679	—	32	—	1,711	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,683)	—	(31)	—	(1,714)	(1,700)
Consolidated balance at June 30, 2026	$523,236	$3,871	$9,590	$—	$536,697	$84,308

Six Months Ended June 30, 2025 and 2026
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
Net income (loss)	10,788	—	203	—	10,991	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

Consolidated balance at December 31, 2025	$523,205	$3,871	$9,589	$—	$536,665	$84,308
Net income (loss)	2,589	—	49	—	2,638	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(2,558)	—	(48)	—	(2,606)	(3,400)
Consolidated balance at June 30, 2026	$523,236	$3,871	$9,590	$—	$536,697	$84,308

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 and 2025

(U.S. Dollars in thousands)

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2026	2025
OPERATING ACTIVITIES
Net income (loss) (1)	$6,038	$14,391
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	83,939	58,135
Amortization of contract intangibles / liabilities	(4,512)	(2,244)
Amortization of deferred revenue	(234)	(234)
Amortization of deferred debt issuance cost	1,138	1,163
Drydocking expenditure	(10,551)	(7,592)
Income tax expense	435	704
Income taxes paid	(28)	(52)
Unrealized (gain) loss on derivative instruments	(1,193)	7,345
Unrealized gain on foreign currency transactions	(43)	(598)
Net gain from disposal of vessel	—	(1,342)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	553	(255)
Decrease (increase) in inventories	(299)	(716)
Decrease (increase) in other current assets	(7,602)	(1,286)
Decrease (increase) in accrued income	(4,523)	(2,714)
Increase (decrease) in trade accounts payable	(808)	842
Increase (decrease) in accrued expenses	3,901	3,603
Increase (decrease) prepaid charter	45	(5,197)
Increase (decrease) in amounts due to related parties	385	4,027
Net cash provided by operating activities	66,641	67,980

INVESTING ACTIVITIES
Additions to vessel and equipment	(569)	(213)
Proceeds from asset swap (net cash)	—	1,040
Net cash provided by (used in) investing activities	(569)	827

FINANCING ACTIVITIES
Repayment of long-term debt	(53,721)	(64,458)
Payment of debt issuance cost	(10)	—
Cash distributions	(6,006)	(5,203)
Net cash used in financing activities	(59,737)	(69,661)
Effect of exchange rate changes on cash	(63)	243
Net increase (decrease) in cash and cash equivalents	6,272	(611)
Cash and cash equivalents at the beginning of the period	88,983	66,933
Cash and cash equivalents at the end of the period	$95,255	$66,322
(1)	Included in net income (loss) is interest paid amounting to $27.0 million and $29.5 million for the six months ended June 30, 2026 and 2025, respectively.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

1)	Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands. The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

As of June 30, 2026, the Partnership had a fleet of nineteen shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Ingrid Knutsen, the Raquel Knutsen, the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Brasil Knutsen, the Anna Knutsen, the Tove Knutsen, the Synnøve Knutsen, the Tuva Knutsen, the Live Knutsen and the Daqing Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels”. The Vessels operate under fixed charter contracts to charterers, with expiration dates between 2027 and 2030. Please see Note 4—Operating Leases.

On September 1, 2026, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired from KNOT all outstanding shares in Knutsen Canadian Chartering AS, the company that owns the Hedda Knutsen. Please see Note 22—Subsequent Events. The acquisition of the Hedda Knutsen will be accounted for as an acquisition of an asset. As a result, the Partnership will record the results of operations of the Hedda Knutsen in its consolidated statement of operations from September 1, 2026.

The unaudited condensed consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern.

The Partnership expects that its primary future sources of funds will be available cash, cash from operations, borrowings under any new loan agreements, any vessel sales and the proceeds of any debt or equity financings. The Partnership believes that these sources of funds (assuming the current rates earned from existing charters) will be sufficient to cover operational cash outflows, working capital requirements and ongoing obligations under the Partnership’s lease obligations and financing commitments to pay loan interest and make scheduled loan repayments and to make distributions on its outstanding units assuming the Partnership is able to timely refinance its maturing credit facilities on similar terms as its existing facilities. Accordingly, as of September 9, 2026, the Partnership believes that its current resources, including the undrawn portion of its revolving credit facilities of $48.0 million, are sufficient to meet working capital requirements and other cash requirements for its current business for at least the next twelve months. See Note 13—Long-Term Debt.

2)	Summary of Significant Accounting Policies

(a)Basis of Preparation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for financial information. In the opinion of management of the Partnership, all adjustments considered necessary for a fair presentation, which are of normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2025, which are included in the Partnership’s Annual Report on Form 20-F (the “2025 20-F”).

Vessels and Equipment

Prior to June 30, 2021, the useful life of the Partnership’s vessels and equipment was assessed as 25 years commencing from the date the vessel and equipment were delivered from the shipyard. The useful life was reassessed by the Partnership as being 23 years as of June 30, 2021. As of December 31, 2025, the Partnership considered factors related to the ongoing use of the vessels and equipment, gradual shifts in market conditions and other long-term factors associated with the global oil and maritime transportation industries and based on this has reassessed the useful life as being 20 years.

This change in estimate, which includes both change in useful life as well as change in residual values for certain vessels, was applied prospectively from January 1, 2026, and impacted the entire fleet of shuttle tanker vessels. The change in estimate resulted in an increase in depreciation and amortization expenses and a decrease in net income of $10.9 million and $21.8 million, or $0.32 and $0.65 per basic and diluted common unit, for the three and six months ended June 30, 2026, respectively.

(b)Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2025, as contained in the 2025 20-F.

(c)Recent Accounting Pronouncements

New accounting standards not yet adopted

On November 4, 2024, the Financial Accounting Standards Board (“FASB”) issued ASU Accounting Standard Update (“ASU”) 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (DISE), which requires a public entity to disclose, on an annual and interim basis, disaggregated information about certain income statement line items in a tabular format in the notes to the financial statements. The ASU, which does not change what a public entity presents on the face of its income statement, establishes a new subtopic, ASC 220-40, that sets minimum disaggregated expense disclosure requirements. The ASU also requires separate disclosures of selling expenses and an entity’s definition of those expenses. The FASB issued the guidance to address requests from investors and other financial statement users (collectively, investors) for more detailed expense information, which they said is critical to understanding an entity’s performance, assessing its prospects for future cash flows and comparing its performance both over time and with that of other entities. Investors have requested disclosure of the amounts of employee compensation, depreciation and amortization included in commonly presented income statement line items, such as cost of sales and selling, general and administrative expenses.

The guidance is effective for public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Partnership has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

On December 4, 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new guidance leverages the principles in the accounting framework for government assistance in International Financial Reporting Standards (“IFRS”), specifically IAS 20, Accounting for Government Grants and Disclosure of Government Assistance; makes certain targeted improvements; and modifies certain of the existing disclosure requirements in ASC 832, Government Assistance. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted in any period for which financial statements have not yet been issued. The guidance can be applied on a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The new guidance is not expected to materially impact the Partnership.

On May 19, 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance on accounting and disclosure requirements for environmental credits and environmental credit obligations. The guidance addresses the recognition, measurement, presentation and disclosure of environmental credits held for regulatory compliance or other purposes, as well as obligations arising under environmental compliance programs. The new guidance is effective for public business entities in annual periods beginning after December 15, 2027 (including interim periods within) and one year later for all other entities, with early adoption permitted as of the beginning of an annual reporting period. The Partnership is currently evaluating the impact of adopting the new guidance on its consolidated financial statements and related disclosures, including the potential impact on environmental credits generated in connection with applicable maritime emissions regulations.

3)Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2026, the Partnership’s fleet consisted of nineteen vessels (eighteen vessels as of June 30, 2025), and operated under time charters and bareboat charters. In both time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Vessels will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents time charter and bareboat revenues and percentages of revenues for material customers that accounted for more than 10% of the Partnership’s consolidated revenues during the three and six months ended June 30, 2026 and 2025. All of these customers are subsidiaries of major national or international oil companies.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2026		2025		2026		2025
Equinor ASA	$20,271	22%	$14,236	17%	$37,742	21%	$28,755	17%
Brazil Shipping I Limited, a subsidiary of Royal Dutch Shell	17,833	19%	22,436	26%	35,071	19%	41,247	24%
Eni Trading and Shipping S.p.A.	11,841	13%	11,603	14%	23,131	13%	23,002	14%
Petrochina International	11,059	12%	—	—%	19,210	11%	—	—%
Chartering and Shipping Service S.A., a subsidiary of TotalEnergies	9,726	11%	9,588	11%	16,789	9%	19,077	11%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	4,879	5%	9,317	11%	13,935	8%	18,143	11%
Repsol Sinopec Brasil, S.A. and Repsol Trading S.A., both subsidiaries of Repsol Sinopec Brasil, B.V.	$5,173	6%	$7,603	9%	$12,867	7%	$16,606	10%

The Partnership has financial assets that expose it to credit risk arising from possible default by a counterparty. The Partnership considers its counterparties to be creditworthy banking and financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Partnership would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, and derivative assets. The Partnership, in the normal course of business, does not demand collateral from its counterparties.

The chief operating decision maker manages the business activities on a consolidated basis and assesses performance for the shuttle tanker segment based on operating income that also is reported on the Consolidated Statements of Operations. Although separate vessel financial information is available, the chief operating decision maker internally evaluates the performance of the Partnership as a whole and not on basis of each vessel or charters. As a result, the Partnership has determined that it has one reportable segment. Consolidated expenses presented within the Consolidated Statements of Operations are considered to be significant expenses as they are important to the Partnership’s segment and regularly reported to the chief operating decision maker. The Partnership has not identified any other significant expense categories. The measure of segment assets is reported within the Consolidated Balance Sheets.

The chief operating decision maker uses operating income to evaluate performance and allocation of resources. In this industry, the nature of allocation of resources for new capital expenditure is typically not related to the existing vessels but would rather result in the acquisition or construction of a new shuttle tanker. Typically, such investment decisions are not made on a speculative basis but would occur when a specific long-term customer contract has already been negotiated. The ability to negotiate a contract with acceptable terms to justify such a major capital expenditure is dependent on the prevailing market conditions at the time of the negotiation rather than on historical indicators of operations. Much of the ongoing capital expenditure is driven by classification requirements and is to a large extent unavoidable.

The decisions related to resource allocation and the assessment of the operating results of the Partnership is the responsibility of the Board of Directors, top executives and the entity that has technical management of the vessels on time charters. The Partnership’s chief operating decision maker is as such the Board of Directors.

The Partnership does not have intra-entity sales or transfers.

For information about reported segment assets, segment revenue, significant segment expense categories and segment profit or loss, reference is made to the Consolidated Balance Sheets and Consolidated Statements of Operations.

4)Operating Leases

Revenues

The Partnership’s primary source of revenues is chartering its shuttle tankers to its customers. The Partnership primarily uses two types of contracts, time charter contracts and bareboat charter contracts. The Partnership’s time charter contracts include both a lease component, consisting of the bareboat element of the contract, and non-lease component, consisting of operation of the Vessel for the customers, which includes providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off hire.

The following table presents the Partnership’s revenues by time charter and bareboat charters and other revenues for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Time charter revenues (service element included)	$88,784	$85,920	$174,743	$168,911
Bareboat revenues	3,301	—	6,566	—
Total time charter and bareboat revenues	92,085	85,920	181,309	168,911
Other revenues (voyage revenues, loss of hire insurance recoveries and other income)	4,691	1,140	7,474	2,178
Total revenues	$96,776	$87,060	$188,783	$171,089

As of June 30, 2026, the minimum contractual future revenues to be received from time charters and bareboat charters during the next five years and thereafter are as follows (including service element of the time charter, but excluding unexercised customer option periods and excluding any contracted revenues signed after June 30, 2026):

(U.S. Dollars in thousands)
2026 (excluding the six months ended June 30, 2026)	$176,444
2027	296,981
2028	193,837
2029	116,587
2030	59,856
2031 and thereafter	37,485
Total	$881,190

The minimum contractual future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum contractual future revenues are calculated based on certain assumptions such as operating days per year. In addition, minimum contractual future revenues presented in the table above have not been reduced by estimated off hire time for periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The Partnership’s fleet as of June 30, 2026 consisted of:

1.	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to a shuttle tanker in 2011 that is currently operating under a time charter contract with Sea River Maritime LLC, a subsidiary of ExxonMobil (“ExxonMobil”) which commenced on June 4, 2025 for a fixed period of two years;
2.	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with Equinor ASA (“Equinor”) that expires in March 2029, with options for the charterer to extend the charter by two further one-year periods;
3.	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter contract with KNOT that expires in August 2027, with options for the charterer to extend the charter by two further one-year periods;
4.	the Recife Knutsen, a shuttle tanker built in 2011 that is currently undergoing drydocking. Thereafter, the Recife Knutsen is chartered to Transpetro for a fixed period of two years, commencing in October 2026;

5.	the Carmen Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with PetroChina that expires in February 2030, with an option for the charterer to extend the charter by one additional year;
6.	the Hilda Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with a subsidiary of Royal Dutch Shell (“Shell”), that expires in March 2027. Thereafter, the Hilda Knutsen is chartered to Eni Trade and Biofuels S.p.A. ("Eni") commencing in June 2027, for a fixed period of three years, with options for the charterer to extend the charter by three further one-year periods;
7.	the Torill Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Eni which expires in December 2027 with options for the charterer to extend the charter by three one-year periods;
8.	the Ingrid Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter with Eni which expires in October 2029, with options for the charterer to extend the charter by three one-year periods;
9.	the Raquel Knutsen, a shuttle tanker built in 2015 that is currently operating under a time charter contract that expires in June 2028 with Repsol Sinopec Brasil, B.V. a subsidiary of Repsol Trading S.A. (“Repsol”), with an option for the charterer to extend the charter until June 2030;
10.	the Tordis Knutsen, a shuttle tanker built in 2016 that is currently operating under a time charter with Shell that expires in September 2028, with options to extend the charter by three one-year periods;
11.	the Vigdis Knutsen, a shuttle tanker built in 2017 that is currently operating under a bareboat charter with Shell that expires in November 2030, with an option for the charterer to extend the charter by two years;
12.	the Lena Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter with Shell that expires in September 2028, with options to extend the charter until by three one-year periods;
13.	the Anna Knutsen, a shuttle tanker built in 2017 that is currently operating under a time charter contract with Chartering and Shipping Service S.A., a wholly owned subsidiary of TotalEnergies (“TotalEnergies”) that expires in May 2027. Thereafter, the vessel is due to commence a time charter for one year to an oil major commencing June 2027, with options for the charterer to extend the charter by three one-year periods;
14.	the Brasil Knutsen, a shuttle tanker built in 2013 that is currently operating under a time charter contract with Equinor that expires in November 2027, with options for the charterer to extend the charter by two one-year periods;
15.	the Tove Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in November 2027, with multiple options for the charterer to extend the charter until November 2040;
16.	the Synnøve Knutsen, a shuttle tanker built in 2020 that is currently operating under a time charter contract with Equinor that expires in February 2029, with multiple options for the charterer to extend the charter until February 2042;
17.	the Tuva Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter contract with TotalEnergies that expires in February 2029, with the charterer having multiple options to extend the charter until February 2036. KNOT has provided a guarantee of the hire rate until September 2031;
18.	the Live Knutsen, a shuttle tanker built in 2021 that is currently operating under a time charter contract with Galp Sinopec that expires in December 2029, with the charterer having options to extend the charter until December 2032. KNOT has provided a guarantee of the hire rate until November 2029; and
19.	the Daqing Knutsen, a shuttle tanker built in 2022 that is currently operating under a time charter contract with PetroChina that expires in July 2027, with an option for the charterer to extend the charter until July 2032. KNOT has provided a guarantee of the hire rate until July 2032.

Furthermore, on September 1, 2026, the Partnership acquired from KNOT all of the outstanding shares in the owner of the Hedda Knutsen, a shuttle tanker built in 2024 that is currently operating under a time charter contract with Petrobras that expires in November 2034, with options for the charterer to extend the charter until November 2039. See Note 22–Subsequent Events.

Lease obligations

The Partnership does not have any material leased assets but has some leased equipment on operational leases on the various ships operating on time charter contracts. As of June 30, 2026, the right-of-use asset and lease liability for operating leases was $0.7 million and are presented as separate line items on the balance sheets. The operating lease cost and corresponding cash flow effect for the three and six months ended June 30, 2026, was $0.1 million and $0.2 million, respectively. As of June 30, 2026, the weighted average discount rate for the operating leases was 6.35% and was determined using the expected incremental borrowing rate for a loan facility of similar term. As of June 30, 2026, the weighted average remaining lease term is 1.6 years.

A maturity analysis of the Partnership’s lease liabilities from leased-in equipment as of June 30, 2026 is as follows:

(U.S. Dollars in thousands)
2026 (excluding the six months ended June 30, 2026)	$224
2027	449
2028	37
Total	710
Less imputed interest	35
Carrying value of operating lease liabilities	$675

5)Insurance proceeds

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are recognized when the proceeds are received. As of June 30, 2026, and December 31, 2025, the Partnership had open insurance claims for hull and machinery recoveries of $0.8 million and $0.02 million, respectively, which were recorded as part of Other Current Assets. See Note 18(b)—Other Current Assets.

Loss of hire proceeds of $2.3 million for the three months ended March 31, 2026, related to the Windsor Knutsen and the Tove Knutsen. Loss of hire proceeds of $4.1 million for the three months ended June 30, 2026, related to the Tordis Knutsen and Synnøve Knutsen. Loss of hire proceeds for the six months ended June 30, 2026 were therefore $6.4 million. As of June 30, 2026, and December 31, 2025, the Partnership had open insurance claims for loss of hire recoveries of $2.3 million and nil, respectively, which were recorded as part of Other Current Assets. See Note 18(b)—Other Current Assets.

Loss of hire proceeds of $0.6 million for the three and six months ended June 30, 2025, related to the Live Knutsen.

In all these cases, loss of hire proceeds have been recognized as a component of total revenues, since the day rates are recovered under terms of the policy.

6)Other Finance Expenses

(a)Interest Expense

The following table presents the components of interest expense as reported in the consolidated statements of operations for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Interest expense	$13,235	$14,720	$26,586	$29,055
Amortization of debt issuance cost and fair value of debt assumed	566	596	1,138	1,163
Total interest expense	$13,801	$15,316	$27,724	$30,218

(b)Other Finance Expense

The following table presents the components of other finance expense for three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Bank fees, charges	$143	$144	$249	$261
Commitment fees	92	55	182	90
Total other finance expense	$235	$199	$431	$351

7)Derivative Instruments

The unaudited condensed consolidated financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than the U.S. Dollar and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessels. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership has entered into interest rate swap contracts which are based on the Secured Overnight Financing Rate (“SOFR”) in order to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of SOFR. These swaps change a portion of the Partnership’s total variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives SOFR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2026, and December 31, 2025, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $272.4 million and $325.0 million, respectively. As of June 30, 2026, and December 31, 2025, the carrying amount of the interest rate swap contracts was a net asset of $4.5 million and $3.0 million, respectively. See Note 8—Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure where possible. To meet this objective, the Partnership from time to time enters into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Realized gain:
Interest rate swap contracts	$579	$2,521	$1,588	$5,631
Total realized gain:	579	2,521	1,588	5,631
Unrealized gain (loss):
Interest rate swap contracts	827	(2,891)	1,193	(7,345)
Total unrealized gain (loss):	827	(2,891)	1,193	(7,345)
Total realized and unrealized gain (loss) on derivative instruments:	$1,406	$(370)	$2,781	$(1,714)

8)Fair Value Measurements

(a)Fair Value of Assets and Liabilities

The following table presents the carrying amounts and estimated fair values of the Partnership’s assets and liabilities that are measured at fair value on a recurring and non-recurring basis as of June 30, 2026 and December 31, 2025. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2026		December 31, 2025
	Carrying	Fair	Carrying	Fair
(U.S. Dollars in thousands)	Amount	Value	Amount	Value
Recurring:
Financial assets:
Cash and cash equivalents	$95,255	$95,255	$88,983	$88,983
Current derivative assets:
Interest rate swap contracts	2,133	2,133	2,276	2,276
Non-current derivative assets:
Interest rate swap contracts	2,250	2,250	1,908	1,908
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	247	247
Non-current derivative liabilities:
Interest rate swap contracts	161	161	909	909
Long-term debt, current and non-current	905,915	889,741	959,633	941,525
Non-recurring:
Non-current asset:
Vessel	$—	$—	$59,498	$59,498

The carrying amounts shown in the table above are included in the unaudited interim consolidated balance sheet under the indicated captions. Carrying amount of long-term debt, current and non-current, above excludes capitalized debt issuance cost of $3.4 million and $4.5 million as of June 30, 2026 and December 31, 2025, respectively. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the table above as of June 30, 2026 and December 31, 2025 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of assets and liabilities:

●	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts. As of June 30, 2026 and December 31, 2025 there is no restricted cash.
●	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: (1) the term of the swap contract (weighted average of 1.4 years and 1.6 years, as of June 30, 2026 and December 31, 2025, respectively), (2) the notional amount of the swap contract (ranging from $13.8 million to $50.0 million as of June 30, 2026 and ranging from $14.4 million to $50.0 million as of December 31, 2025), discount rates interpolated based on relevant SOFR swap curves; and (3) the rate on the fixed leg of the swap contract (rates ranging from 1.62% to 3.80% as of June 30, 2026 and from 1.55% to 3.80% as of December 31, 2025).
●	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts for risks, such as its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.
●	Vessels: In estimating fair value, the Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the global oil and maritime transportation industries. This exercise in the fourth quarter of 2025 resulted in an impairment of the Bodil Knutsen owing to her high carrying value and the potential for her earnings in the hands of the Partnership to cease at the age of 20 years. This exercise in the fourth quarter of 2025 resulted in impairment in respect of this vessel using a discounted cash flow approach. The Partnership determined the discounted cash flows for the vessel using projected future redeployment opportunities and estimated residual value, discounted at an estimated market participant rate of 9.18%. The projected future redeployment opportunities take into consideration the Partnership’s projected time charter rates that the Partnership believes could be contracted in future periods. In establishing these estimates, the Partnership considered the specific attributes of the vessel, current and future potential discussions with potential customers, and available redeployment opportunities.

b)Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring and non-recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2026 and December 31, 2025:

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2026	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$95,255	$95,255	$—	$—
Current derivative assets:
Interest rate swap contracts	2,133	—	2,133	—
Non-current derivative assets:
Interest rate swap contracts	2,250	—	2,250	—
Financial liabilities:
Non-current derivative liabilities:
Interest rate swap contracts	161		161
Long-term debt, current and non-current	$905,915	$—	$889,741	$—

		Fair Value Measurements
		at Reporting Date Using
		Quoted Price
		in Active	Significant
	Carrying	Markets for	Other	Significant
	Value	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
(U.S. Dollars in thousands)	2025	(Level 1)	(Level 2)	(Level 3)
Recurring:
Financial assets:
Cash and cash equivalents	$88,983	$88,983	$—	$—
Current derivative assets:
Interest rate swap contracts	2,276	—	2,276	—
Non-current derivative assets:
Interest rate swap contracts	1,908	—	1,908	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	247	—	247	—
Non-current derivative liabilities:
Interest rate swap contracts	909		909
Long-term debt, current and non-current	$959,633	$—	$941,525	$—
Non-recurring:
Non-current asset:
Vessel	$59,498	$—	$—	$59,498

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 and Level 2 as of June 30, 2026 and December 31, 2025.

9)Income Taxes

Components of Current and Deferred Tax Expense

All of the income from continuing operations before income taxes was taxable in Norway for the three and six months ended June 30, 2026 and 2025. Our Norwegian subsidiaries are subject to Norwegian tonnage tax rather than ordinary corporate taxation. Under the tonnage tax regime, tax is payable based on the tonnage of the vessel, not on operating income, and is included within operating expenses. Net financial income and expense remain taxable as ordinary income at the regular corporate income tax rate of 22% and is recorded as an income tax expense. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30, 2026 was $64,150 and $130,359, respectively. The amount of tonnage tax included in operating expenses for each of the three and six months ended June 30, 2025 was $63,501 and $120,327, respectively. The activities taxable in the UK relate to the activities of KNOT Offshore Partners UK LLC (“KNOT UK”) and are included within income taxes payable.

Taxes payable related to the entrance tax, a one-time tax payable by the Partnership related to certain subsidiaries on entering the Norwegian tonnage tax system, and income taxes attributable to income from continuing operations are calculated based on the Norwegian corporate tax rate of 22% for 2026 and 2025, and deferred tax liabilities are also calculated based on a tax rate of 22% effective as from January 1, 2026 and January 1, 2025, respectively. As of June 30, 2026 and December 31, 2025, $2.3 million and $2.7 million are presented as non-current deferred taxes assets, respectively, and as of June 30, 2026 and December 31, 2025, $0.1 million and $0.1 million are presented as non-current deferred taxes liabilities, respectively.

Significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2026 and 2025 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Income (loss) before income taxes	$3,569	$6,935	$6,473	$15,095
Income tax benefit (expense)	(158)	(125)	(435)	(704)
Effective tax rate	(4)%	(2)%	(7)%	(5)%

Income tax expenses for the three and six months ended June 30, 2026 and 2025 consist of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Income tax benefit (expense) within Norwegian tonnage tax regime	$(158)	$(108)	$(426)	$(678)
Income tax benefit (expense) within UK	—	(17)	(9)	(26)
Income tax benefit (expense)	(158)	(125)	(435)	(704)
Effective tax rate	(4)%	(2)%	(7)%	(5)%

The Partnership records a valuation allowance against deferred tax assets when it is more likely than not that some or all of the benefit from the deferred tax assets will not be realized. In assessing the need for a valuation allowance against deferred tax assets, which relate to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available. The Partnership has determined that part of the deferred tax assets are likely to not be realized, and therefore a valuation allowance is recognized as of June 30, 2026, and December 31, 2025. KNOT Shuttle Tankers AS has taxable income, and the Partnership has determined it is more likely than not that some of the benefit from the deferred tax assets would be realized based on the weight of available evidence. As of June 30, 2026 and December 31, 2025, the Partnership has determined that $2.2 million and $2.6 million of the deferred tax assets, respectively, are more likely than not to be realized.

10)Vessels and Equipment

As of June 30, 2026 and December 31, 2025, Vessels with a book value of $1,489 million and $1,557 million, respectively, are pledged as security for the Partnership’s long-term debt. See Note 13—Long-term debt.

	Vessels &	Accumulated	Accumulated
(U.S. Dollars in thousands)	equipment	depreciation	impairment	Net Vessels
Vessels, December 31, 2024	$2,421,556	$(894,210)	$(65,154)	$1,462,192
Additions (1)	244,669	—	—	244,669
Drydock costs	14,690	—	—	14,690
Disposals (2)	(115,824)	55,522	35,734	(24,568)
Depreciation and impairment for the period (3)	—	(119,703)	(20,259)	(139,962)
Vessels, December 31, 2025	$2,565,091	$(958,391)	$(49,679)	$1,557,021
Additions	1,163	—	—	1,163
Drydock costs	14,435	—	—	14,435
Disposals	(7,728)	7,728	—	—
Depreciation for the period	—	(83,939)	—	(83,939)
Vessels, June 30, 2026	$2,572,961	$(1,034,602)	$(49,679)	$1,488,680
(1)	On March 3, 2025, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 27 AS, the company that owns and operates the Live Knutsen. On July 2, 2025, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 37 AS, the company that owns and operates the Daqing Knutsen. These acquisitions were accounted for as acquisition of assets.
(2)	On March 3, 2025, the Partnership sold to KNOT its 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. This sale transaction was part of an asset swap with the Live Knutsen. See footnote (1) above.
(3)	The carrying value of the Bodil Knutsen was written down to its estimated fair value as of December 31, 2025.

Drydocking activity as of June 30, 2026 and December 31, 2025 is summarized as follows:

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
Balance at the beginning of the year	$29,323	$28,661
Costs incurred for drydocking	14,435	14,690
Costs allocated to drydocking as part of acquisition of asset	—	2,340
Drydock amortization as part of sale of asset	—	(1,526)
Drydock amortization	(7,873)	(14,842)
Balance at period end	$35,885	$29,323

11)Inventory

The following table presents the inventory as of June 30, 2026 and December 31, 2025:

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
Lubricating oil	4,165	4,288
Bunkers	423	—
Total inventory	4,588	4,288

12) Contract Liabilities

The unfavorable contractual rights for the time charter contract associated with Tuva Knutsen were obtained in connection with the acquisition in 2024 that had unfavorable contractual terms relative to market as of the acquisition date. The Tuva Knutsen commenced on its 5 year time charter in February 2021, with options to declare additional terms for up to a total of 10 years. The unfavorable contract rights related to the Tuva Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in January 2036.

The unfavorable contractual rights for the time charter contract associated with Live Knutsen were obtained in connection with the acquisition in 2025 that had unfavorable contractual terms relative to market as of the acquisition date. The Live Knutsen commenced on its 5 year time charter in January 2022, with options to declare additional terms for up to a total of 6 years. The unfavorable contract rights related to the Live Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in December 2032.

The unfavorable contractual rights for the time charter contract associated with Daqing Knutsen were obtained in connection with an acquisition in 2025 that had unfavorable contractual terms relative to market as of acquisition date. The Daqing Knutsen commenced on its 5 year time charter contract in July 2022, with options to declare additional terms for up to a total of 5 years. The unfavorable contract rights related to the Daqing Knutsen are split between the firm contract period and the option period and both are amortized to time charter revenue on a straight-line basis over the remaining term of their estimated period and the option ending in July 2032.

	Unfavourable	Unfavourable	Unfavourable	Total
	contract rights	contract rights	contract rights	Contract
(U.S. Dollars in thousands)	Tuva Knutsen	Live Knutsen	Daqing Knutsen	liabilities
Contract liabilities, December 31, 2024	$(26,665)	$—	$—	$(26,665)
Additions	—	(24,463)	(24,754)	(49,217)
Amortization for the period	2,406	2,602	1,748	6,756
Contract liabilities, December 31, 2025	(24,259)	(21,861)	(23,006)	(69,126)
Amortization for the period	1,203	1,562	1,748	4,513
Contract liabilities, June 30, 2026	$(23,056)	$(20,299)	$(21,258)	$(64,613)

The following table presents the Partnership`s outstanding contractliabilities as of June 30, 2026.

(U.S. Dollars in thousands)
2026 (excluding the six months ended June 30, 2026)	$(4,511)
2027	(9,024)
2028	(9,024)
2029	(9,024)
2030 and thereafter	(33,030)
Total	$(64,613)

13)Long-Term Debt

As of June 30, 2026 and December 31, 2025, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2026	2025
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$225,798	$238,343
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	133,585	151,321
$60 million Hilda loan facility	Hilda Knutsen	45,000	48,750
$69 million Tuva loan facility	Tuva Knutsen	59,980	62,568
$73 million Live loan facility	Live Knutsen	67,170	69,658
$71 million Synnøve loan facility	Synnøve Knutsen	68,707	71,076
$70 million Daqing loan facility	Daqing Knutsen	65,781	68,130
$25 million revolving credit facility with NTT		2,000	2,000
$25 million revolving credit facility with Shinsei		—	—
Raquel Sale & Leaseback	Raquel Knutsen	65,130	68,010
Torill Sale & Leaseback	Torill Knutsen	77,435	81,921
Tove Sale & Leaseback	Tove Knutsen	95,329	97,856
Total long-term debt		$905,915	$959,633
Less: current installments		315,261	383,146
Less: unamortized deferred loan issuance costs		1,442	2,020
Current portion of long-term debt		313,819	381,126
Amounts due after one year		590,654	576,487
Less: unamortized deferred loan issuance costs		1,964	2,513
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$588,690	$573,974

The Partnership’s outstanding debt of $905.9 million ($902.5 million net of debt issuance costs) as of June 30, 2026 is repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
Remainder of 2026	$10,365	$40,772	$64,682	$115,819
2027	21,246	61,388	156,678	239,312
2028	22,345	40,754	78,825	141,924
2029	23,373	27,513	—	50,886
2030	24,515	27,513	47,384	99,412
2031 and thereafter	136,050	11,387	111,125	258,562
Total	$237,894	$209,327	$458,694	$905,915

As of June 30, 2026, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 1.94% to 2.40%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2026 was approximately 2.21% over SOFR. As of June 30, 2026, the borrowers and the guarantors are in compliance with all covenants under the Partnership’s credit facilities.

$99 Million Hedda Loan Facility

On June 28, 2024, Knutsen Canadian Chartering AS, the subsidiary owning the Hedda Knutsen, as borrower, entered into a $99 million term loan facility with MUFG Bank (Europe) N.V. and other lenders (the “$99 million Hedda Loan Facility”). The $99 million Hedda Loan Facility became one of the Partnership’s debt obligations upon closing of the Hedda Knutsen Acquisition on September 1, 2026. Following repayment of the quarterly installments due prior to September 1, 2026, the outstanding amount of this facility had been reduced to $89.4 million. The $99 million Hedda Loan Facility is repayable in quarterly installments with a final payment due at maturity on October 24, 2031, of $61.9 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.6%. In connection with the Hedda Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Hedda Knutsen.

The $99 million Hedda Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of the higher of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $99 million Hedda Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Hedda Knutsen falls below 115% (prior to October 24, 2026), 120% (thereafter but prior to October 24, 2028) or 125% (thereafter) of the outstanding loan, upon total loss or sale of the vessel and customary events of default.

$225 Million Loan Facility

On August 7, 2026, the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $225 million senior secured credit facility, with DNB Bank ASA as Agent on behalf of the relevant lenders, in order to refinance their existing term loans in the amount of $225.8 million. The credit facility consists of a term loan and is repayable in 20 consecutive quarterly installments, with a balloon payment of $111.1 million due at maturity in June 2031. The credit facility bears interest at a rate per annum equal to SOFR plus a margin of 1.65%. The credit facility is guaranteed by the Partnership and secured by mortgages on these five vessels. The new senior secured credit facility refinanced the previously existing term loans related to these vessels which were due to mature in September 2026. Closing of this senior secured credit facility took place on August 25, 2026.

The $225 million Loan Facility contains the following primary financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of the higher of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $225 million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of each vessel falls below 135% of the outstanding loan, upon total loss or sale of the vessel and customary events of default.

14)Related Party Transactions

(a)Related Parties

Net income (expense) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2026 and 2025 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands)	2026	2025	2026	2025
Statements of operations:
Time charter and bareboat revenues:
Time charter income from KNOT (1)	$685	$—	$952	$2,777
Operating expenses:
Vessel operating expenses (2)	5,089	6,494	7,897	10,116
Technical and operational management fee from KNOT to Vessels (3)	3,702	3,470	7,426	6,894
Operating expenses from other related parties (4)	562	291	826	540
General and administrative expenses:
Administration fee from KNOT Management (5)	452	433	880	860
Administration fee from KOAS (5)	260	215	513	419
Administration fee from KOAS UK (5)	9	13	22	25
Administration and management fee from KNOT (6)	—	1	—	4
Total income (expenses)	$(9,389)	$(10,917)	$(16,612)	$(16,081)

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (7)	$58	$69
Drydocking supervision fee from KOAS (7)	(28)	81
Total	$30	$150
(1)	Time charter income from KNOT: Time charter contracts with Knutsen Shuttle Tankers Pool AS have been in operation in respect of the Hilda Knutsen since the third quarter of 2022 until her delivery to Brazil Shipping I Limited in March 2025; the Bodil Knutsen for five days in February 2026, the Torill Knutsen for four days in June 2026 and the Fortaleza Knutsen for nine days in June 2026 and thereafter since August 7, 2026.
(2)	Vessel operating expenses: KNOT Management provides technical and operational management of the vessels on time charter including crewing and crew training services.
(3)	Technical and operational management fee, from KNOT Management to Vessels: KNOT Management provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational service. In addition, there is also a charge for 24-hour emergency response services provided by KNOT Management for all vessels managed by KNOT Management.
(4)	Operating expenses from other related parties: Simsea Real Operations AS, a company jointly owned by the Partnership’s Chairman of the Board, Trygve Seglem, and by other third-party shipping companies in Haugesund, provides simulation, operational training assessment and other certified maritime courses for seafarers. The cost is course fees for seafarers. Knutsen OAS Crewing AS, a subsidiary of TSSI, provides administrative services related to Eastern European crew on vessels operating on time charter contracts. The cost is a fixed fee per month per such crew member onboard a vessel. Level Power & Automation AS, a company that provides the Partnership’s vessels with equipment and inspection services, is owned by Level Group AS, where Trygve Seglem, his family and members of TSSI management have significant influence.
(5)	Administration fee from KNOT Management, Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include compensation and benefits of KNOT Management’s management and administrative staff on a time-spent basis as well as other general and administration expenses. Some services are also provided by KOAS and KOAS UK. Net costs are total administration cost plus a 5% margin. As such, the level of administration costs charged to the Partnership can vary from year to year based on the administration and financing services provided each year. KNOT Management also charges each subsidiary a fixed annual fee for the preparation of statutory financial statements.
(6)	Administration and management fee from KNOT Management: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters is subject to a management and administration agreement with either KNOT Management, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(7)	Drydocking supervision fee from KNOT Management and KOAS: KNOT Management and KOAS provide supervision and hire out service personnel during drydocking of the vessels.

(b)Transactions with Management and Directors

Trygve Seglem, the Chairman of the Partnership’s board of directors and the President and CEO of KNOT, controls Seglem Holding AS, which owns 100% of the equity interest in TSSI, which controls KOAS and Knutsen Ballast Water AS. TSSI owns 50% of the equity interest in KNOT. NYK, which owns 50% of the equity interest in KNOT, has management and administrative personnel on secondment to KNOT. Mr. Seglem, along with other third-party shipping companies in Haugesund, also jointly owns Simsea Real Operations AS.

See the footnotes to Note 14(a)—Related Party Transactions for a discussion of transactions with management and directors included in the unaudited condensed consolidated statements of operations.

(c)Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2026	2025
Balance Sheet:
Trading balances due from KOAS	$153	$33
Trading balances due from KNOT and affiliates	—	672
Amount due from related parties	$153	$705
Trading balances due to KOAS	$1,570	$1,663
Trading balances due to KNOT and affiliates	1,208	729
Amount due to related parties	$2,778	$2,392

Amounts due from (to) related parties are unsecured and are intended to be settled in the ordinary course of business. The majority of these related party transactions relate to vessel management and other fees due to KNOT, KNOT Management, KOAS UK and KOAS.

(d)Trade accounts payable

Trade accounts payable to related parties are included in total trade accounts payable in the balance sheet. The balances to related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2026	2025
Balance Sheet:
Trading balances due to KOAS	$1,112	$1,309
Trading balances due to KNOT and affiliates	1,172	1,614
Trade accounts payables to related parties	$2,284	$2,923

Trading balances from KNOT and affiliates are included in other current assets in the balance sheet. The balances from related parties consisted of the following:

	At June 30,	At December 31,
(U.S. Dollars in thousands)	2026	2025
Balance Sheet:
Other trading balances due from KOAS	$675	$1,317
Other trading balances due from KNOT and affiliates	1,342	1
Other current assets from related parties	$2,017	$1,318

(e) Acquisitions from KNOT

On September 1, 2026, the Partnership acquired KNOT’s 100% interest in Knutsen Canadian Chartering AS, the company that owns and operates the Hedda Knutsen. This acquisition was accounted for as an acquisition of assets.  See Note 22 – Subsequent Events.

The board of directors of the Partnership (the “Board”) and the Conflicts Committee of the Board approved the purchase price for this acquisition. The Conflicts Committee retained an outside financial adviser and outside legal counsel to assist.

15)Commitments and Contingencies

Assets Pledged

As of June 30, 2026 and December 31, 2025, Vessels with a book value of $1,489 million and $1,557 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 7—Derivative Instruments, Note 10—Vessels and Equipment and Note 13—Long-Term Debt.

Claims and Legal Proceedings

Under the Partnership’s time charter contracts, claims to reduce charter hire payments can be made by customers if the Vessel does not perform to certain specifications as set out in the relevant contract. No accrual for possible claims was recorded for the period ended June 30, 2026 and the year ended December 31, 2025.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against loss of charter hire and marine and war risks, which includes damage to or total loss of the Vessels, with each type of insurance subject to deductible amounts that average $0.15 million per Vessel.

Under the loss of hire policies, the insurer will pay compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition. See Note 5 — Insurance proceeds.

16)Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(U.S. Dollars in thousands, except per unit data)	2026	2025	2026	2025
Net income (loss)	$3,411	$6,810	$6,038	$14,391
Less: Series A Preferred unitholders’ interest in net income (loss)	1,700	1,700	3,400	3,400
Net income (loss) attributable to the unitholders of KNOT Offshore Partners LP	1,711	5,110	2,638	10,991
Less: Distributions (2)	2,573	901	4,287	1,803
Under (over) distributed earnings	(862)	4,209	(1,649)	9,188
Under (over) distributed earnings attributable to:
Common unitholders	(846)	4,130	(1,618)	9,018
Class B unitholders (3)	—	—	—	—
General Partner	(16)	79	(31)	170
Weighted average units outstanding (basic) (in thousands):
Common unitholders	33,660	34,045	33,660	34,045
Class B unitholders	252	252	252	252
General Partner	640	640	640	640
Weighted average units outstanding (diluted) (in thousands):
Common unitholders	37,910	38,324	37,910	38,324
Class B unitholders	252	252	252	252
General Partner	640	640	640	640
Earnings per unit (basic):
Common unitholders	$0.05	$0.15	$0.08	$0.32
Class B unitholders (3)	—	—	—	—
General Partner	0.05	0.15	0.08	0.32
Earnings per unit (diluted):
Common unitholders (4)	$0.05	$0.15	$0.08	$0.32
Class B unitholders (3)	—	—	—	—
General Partner	0.05	0.15	0.08	0.32
Cash distributions declared and paid in the period per unit (5)	$0.08	$0.03	$0.13	$0.05
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	$0.08	$0.03	$0.13	$0.05
(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s agreement of limited partnership (the “Partnership Agreement”).
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date.
(3)	When the distribution target is not met, there is no allocation of net income (loss) to Class B units.
(4)	Diluted weighted average units outstanding and earnings per unit diluted for the three and six months ended June 30, 2026 and 2025 does not reflect any potential common units relating to the Series A Preferred Units since the assumed issuance of any additional units would be anti-dilutive.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

The Series A Preferred Units rank senior to the common units and Class B Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The Series A Preferred Units have a liquidation preference of $24.00 per unit, plus any Series A unpaid cash distributions, plus all accrued but unpaid distributions on such Series A Preferred Unit with respect to the quarter in which the liquidation occurs to the date fixed for the payment of any amount upon liquidation. The Series A Preferred Units are entitled to cumulative distributions from their initial issuance date, with distributions being calculated at an annual rate of 8.0% on the stated liquidation preference and payable quarterly in arrears within 45 days after the end of each quarter, when, as and if declared by the Board.

The Series A Preferred Units are generally convertible, at the option of the holders of the Series A Preferred Units, into common units at the applicable conversion rate. The conversion rate will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to $24.00 (the “Issue Price”) divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on February 2, 2017. In addition, the Partnership may redeem the Series A Preferred Units at any time until February 2, 2027 at the redemption price specified in the Partnership Agreement, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into common units at the applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Series A Preferred Units will have the right to cause the Partnership to redeem the Series A Preferred Units on February 2, 2027 in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date) plus any accrued and unpaid distributions. In addition, subject to certain conditions, the Partnership has the right to convert the Series A Preferred Units into common units at the applicable conversion rate if the aggregate market value (calculated as set forth in the partnership agreement) of the common units into which the outstanding Series A Preferred Units are convertible, based on the applicable conversion rate, is greater than 130% of the aggregate Issue Price of the outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the common units and Class B Units, except they do not have any right to nominate, appoint or elect any of the directors of the Board, except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the General Partner with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the common units and Class B Units as a single class so that the Series A Preferred Units are entitled to one vote for each common unit into which the Series A Preferred Units are convertible at the time of voting.

On September 7, 2021, the Partnership entered into an exchange agreement with its general partner and KNOT whereby KNOT contributed to the Partnership all of KNOT’s IDRs in exchange for the issuance by the Partnership to KNOT of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). The IDR Exchange closed on September 10, 2021. The Class B Units are a new class of limited partner interests which are not entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders.

For each quarter (starting with the quarter ended September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the number of Class B Units originally issued will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class.

As of December 31, 2025 and June 30, 2026, a total of 420,675 of the Class B Units had been converted.

After the payment of the Partnership’s quarterly cash distributions in respect of the fourth quarter of 2022 through to the second quarter of 2026 inclusive, no Class B Units converted to common units. As a result, 252,405 out of the 673,080 Class B Units originally issued remain outstanding as of June 30, 2026.

As of June 30, 2026, 71.0% of the Partnership’s total number of common units outstanding representing limited partner interests were held by the public (in the form of 23,908,719 common units) and 28.7% of such units were held directly by KNOT (in the form of 9,661,255 common units). In addition, KNOT, through its ownership of the General Partner, held a 1.85% general partner interest (in the form of 640,278 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units). As of June 30, 2026, KNOT also held 1,458,333 Series A Preferred Units and 252,405 Class B Units.

Earnings per unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Series A Preferred Units and the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period.

The computation of limited partners’ interest in net income per common unit – diluted assumes the issuance of common units for all potentially dilutive securities consisting of 3,541,666 Series A Preferred Units and 252,405 Class B Units as of June 30, 2026. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series A Preferred Units. In addition, the weighted average number of common units outstanding has been increased assuming the Series A Preferred Units and Class B Units have been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit – diluted does not assume the issuance of Series A Preferred Units and Class B Units if the effect would be anti-dilutive.

The General Partner’s, Class B unitholders’ and common unitholders’ interest in net income was calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for future capital expenditures, anticipated credit needs and capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

17)Unit Activity

There was no movement in the number of common units, Class B Units, general partner units and Series A Preferred Units from December 31, 2025 until June 30, 2026.

18)Trade Accounts Receivable and Other Current Assets

(a)Trade Accounts Receivable

Trade accounts receivable are presented net of provisions for expected credit loss. As of June 30, 2026 and December 31, 2025, there were no provisions for expected credit loss.

(b)Other Current Assets

The following table presents other currents assets of June 30, 2026 and December 31, 2025:

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
Trade receivables	$7,577	$3,694
Trade receivables due from KNOT and affiliates (refer to note 14 (d))	1,342	1
Insurance claims for recoveries (refer to note 5)	3,099	16
Refund of value added tax	1,393	1,606
Prepaid expenses	1,951	1,537
EU ETS (refer to note 20)	6,038	6,597
Other receivables	1,391	1,741
Total other current assets	$22,791	$15,192

19)Accrued expenses

The following table presents accrued expenses as of June 30, 2026 and December 31, 2025:

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
Operating expenses	$9,565	$5,456
Interest expenses	4,447	4,834
EU ETS (refer to note 20)	6,038	6,805
Other expenses	6,546	1,333
Total accrued expenses	$26,596	$18,428

20) Emission Trading System

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
Balance Sheet:
Current assets
EU ETS (1) receivables for 2025 due at September 30, 2026 (refer to note 18 (b))	$6,038	$6,597
Non-current assets:
EU ETS (1) receivables for 2026 due at September 30, 2027	5,308	—
Total ETS receivables	$11,346	$6,597

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
Balance Sheet:
Current liabilities
EU ETS (1) liabilities for 2025 due at September 30, 2026 (refer to note 19)	$6,038	$6,805
Non-current liabilities:
EU ETS (1) liabilities for 2026 due at September 30, 2027	5,519	—
Total ETS liabilities	$11,557	$6,805
(1)	The EUs Emission Trading Systems (EU ETS) require that companies are responsible for surrendering CO2 quotas (EU Allowances, EUA’s) to the authorities. EU ETS and the total EUA follows the consumption of bunkers, and the cost is treated like cost of bunkers when the vessel is off-hire, i.e., EU-ETS/EUA is the owners’ cost when the vessel is off hire. EU-ETS/EUA is also owners’ cost for vessels operating in the spot market.

21)Impairment of Long-Lived Assets

The carrying value of the Partnership’s fleet is regularly assessed as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. The Partnership considers factors related to vessel age, expected residual value, ongoing use of the vessels and equipment, shifts in market conditions and other impacting factors associated with the shuttle tanker business as well as the wider global oil and maritime transportation industries. This exercise in the first and second quarters of both 2026 and 2025 did not result in impairment of any Vessel.

As of January 1, 2026, the Partnership changed the useful life estimate of each of the vessels in its fleet from 23 years to 20 years due to prevailing longer term market trends. This change has increased the non-cash accounting depreciation charge, beginning in the first quarter of 2026. However, this change does not prevent vessels from being utilized beyond 20 years, should a market opportunity arise.

22)Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 9, 2026, the date at which the unaudited condensed consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

Cash Distributions

On July 7, 2026, the Partnership declared a quarterly cash distribution of $0.075 per common unit with respect to the quarter ended June 30, 2026, which was paid on August 13, 2026, to all common unitholders of record on July 27, 2026. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2026 in an aggregate amount equal to $1.7 million, which was paid on August 12, 2026.

Fortaleza Knutsen

In mid-April 2026, the Fortaleza Knutsen commenced a drydocking in Europe, following redelivery in Europe from Transpetro. Following completion of this drydocking, the Fortaleza Knutsen carried an interim cargo in late June 2026 and thereafter commenced operations in early August 2026 in the North Sea pursuant to a time charter to Knutsen NYK for a fixed period of one year plus two charterer’s options each for one additional year.

Synnøve Knutsen time charter extension

On July 3, 2026, Equinor exercised their option to extend their time charter for the Synnøve Knutsen for two years, until February 2029.

Recife Knutsen drydocking

In late July 2026, the Recife Knutsen commenced a scheduled drydocking, which is due to complete in early October 2026. Thereafter, the Recife Knutsen is due to commence operations in Brazil for a fixed period of two years, pursuant to the time charter to Transpetro that had been executed on April 24, 2026.

$225 million loan facility

On August 7, 2026, the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $225 million senior secured credit facility, with DNB Bank ASA as Agent on behalf of the relevant lenders, in order to refinance their existing term loans in the amount of $225.8 million. The credit facility consists of a term loan and is repayable in 20 consecutive quarterly installments, with a balloon payment of $111.1 million due at maturity in June 2031. The credit facility bears interest at a rate per annum equal to SOFR plus a margin of 1.65%. The credit facility is guaranteed by the Partnership and secured by mortgages on these five vessels. The new senior secured credit facility refinanced the previously existing term loans related to these vessels which were due to mature in September 2026. Closing of this senior secured credit facility took place on August 25, 2026. For a description of the $225 million loan facility, please see Note 13 – Long-Term Debt - $225 Million Loan Facility.

Hedda Knutsen Acquisition

On September 1, 2026, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Canadian Chartering AS, the company that owns the shuttle tanker Hedda Knutsen, from Knutsen NYK (the “Hedda Knutsen Acquisition”). The purchase price for the Hedda Knutsen Acquisition was $113.0 million, less $89.4 million of outstanding indebtedness under the secured credit facility related to the Hedda Knutsen (the “$99 million Hedda Loan Facility”) plus capitalized fees of $0.8 million. The cost of the Hedda Knutsen Acquisition was therefore approximately $24.4 million, and will be subject to customary post-closing adjustments for working capital and an interest rate swap.

The $99 million Hedda Loan Facility is repayable in quarterly installments with a final balloon payment (including the final quarterly installment) of $61.9 million due at maturity on October 24, 2031. The $99 million Hedda Loan Facility bears interest at a rate equal to SOFR plus a margin of 1.6%. For a description of the $99 million Hedda Loan Facility, please see Note 13 – Long-Term Debt-$99 Million Hedda Loan Facility.

The Hedda Knutsen is operating in Brazil on a charter contract with Petrobras, for which the current fixed period expires in November 2034, and for which the charterer holds options for a further 5 years.

The Hedda Knutsen Acquisition was approved by the Board and the Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Ingrid Knutsen Charter

On September 2, 2026, agreement was reached with Eni for a time charter on the Ingrid Knutsen commencing early October 2026 for three years fixed plus three options each of one year. This is in direct continuation of the existing time charter to Eni and replaces their existing options.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Partnership,” “KNOT Offshore Partners,” “we,” “our,” “us” or like terms, refer to KNOT Offshore Partners LP and its subsidiaries. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retained the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT” or “Knutsen NYK”) and as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire shuttle tankers primarily under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet exceeding 800 vessels, including bulk carriers, car carriers, containerships, tankers and specialized vessels.

As of June 30, 2026, we had a modern fleet of nineteen shuttle tankers that operate primarily under charters with major oil and gas companies engaged in offshore oil production. Our primary business objective is to generate stable cash flows and provide a sustainable quarterly distribution per unit by chartering our vessels pursuant to long-term charters with high quality customers that generate long-term stable income, and by pursuing strategic and accretive acquisitions of shuttle tankers. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”), we have the right to purchase from KNOT, and KNOT has the obligation to offer to us, any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement. As the shuttle tanker market has continued to improve alongside our own financial position and forward visibility, we anticipate that we will seek to acquire additional vessels under long term charters from KNOT over the next four to five years.

Recent Developments

Cash Distributions

On May 14, 2026, the Partnership paid a quarterly cash distribution of $0.05 per common unit with respect to the quarter ended March 31, 2026 to all common unitholders of record on April 27, 2026. On May 13, 2026, the Partnership paid a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended March 31, 2026 in an aggregate amount equal to $1.7 million.

On August 13, 2026, the Partnership paid a quarterly cash distribution of $0.075 per common unit with respect to the quarter ended June 30, 2026 to all common unitholders of record on July 27, 2026. On August 12, 2026, the Partnership paid a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2026 in an aggregate amount equal to $1.7 million.

Termination of discussions around offer from Knutsen NYK

On October 31, 2025, the Partnership received an unsolicited non-binding proposal from Knutsen NYK, pursuant to which Knutsen NYK proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.

Hilda Knutsen time charters

On January 5, 2026, we exercised our option to continue the time charter of the Hilda Knutsen with Shell through to March 2027.

On April 22, 2026, a time charter for the Hilda Knutsen was executed with Eni, to commence in June 2027 for a fixed period of three years plus three charterer’s options each for one additional year.

Anna Knutsen time charter extension

On March 20, 2026, TotalEnergies exercised their option to extend their time charter on the Anna Knutsen for one year, until May 2027.

Recife Knutsen time charter

On April 24, 2026, a time charter for the Recife Knutsen was executed with Transpetro, to commence in Q3 2026 for a fixed period of two years.

Offer of Frida Knutsen, Sindre Knutsen and Hedda Knutsen from Knutsen NYK

In early June 2026, Knutsen NYK sought the interest of KNOP in purchasing the shuttle tankers Frida Knutsen, Sindre Knutsen and Hedda Knutsen, pursuant to the omnibus agreement entered into between KNOP and Knutsen NYK at the time of our initial public offering. The Conflicts Committee of our Board of Directors, which is comprised only of directors who are not affiliated with Knutsen NYK, decided not to pursue negotiations in respect of the Frida Knutsen and Sindre Knutsen. These vessels have been in operation in the North Sea since late 2022 and fall outside our business model as they do not have fixed or guaranteed charter contracts of sufficient duration. As a result, Knutsen NYK has no further obligation to offer the Frida Knutsen or the Sindre Knutsen to KNOP unless in the future either vessel secures a charter of at least five years of fixed duration. The Conflicts Committee engaged in negotiations with Knutsen NYK in respect of the Hedda Knutsen.

Purchase of existing Series A Preferred Units by Knutsen NYK

As previously disclosed on Form 13D, on June 15, 2026, Knutsen NYK purchased 1,250,000 of our Series A Preferred Units from Pierfront Capital Mezzanine Fund Pte. Ltd. at a price of $20 per Series A Preferred Unit. KNOP was not a party to this transaction, as the purchase was of existing Series A Preferred Units from a third-party holder. No common units were purchased or sold pursuant to this transaction.

Live Knutsen time charter extension

On June 30, 2026, Galp Sinopec exercised their option to extend their time charter for the Live Knutsen for three years, until December 2029.

Synnøve Knutsen time charter extension

On July 3, 2026, Equinor exercised their option to extend their time charter for the Synnøve Knutsen for two years, until February 2029.

$225 million loan facility

On August 7, 2026, the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $225 million senior secured credit facility, with DNB Bank ASA as Agent on behalf of the relevant lenders, in order to refinance their existing term loans in the amount of $225.8 million. The credit facility consists of a term loan and is repayable in 20 consecutive quarterly installments, with a balloon payment of $111.1 million due at maturity in June 2031. The credit facility bears interest at a rate per annum equal to SOFR plus a margin of 1.65%. The credit facility is guaranteed by the Partnership and secured by mortgages on these five vessels. The new senior secured credit facility refinanced the previously existing term loans related to these vessels which were due to mature in September 2026. Closing of this senior secured credit facility took place on August 25, 2026.

Hedda Knutsen Acquisition

On September 1, 2026, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Canadian Chartering AS, the company that owns the shuttle tanker Hedda Knutsen, from Knutsen NYK (the “Hedda Knutsen Acquisition”). The purchase price for the Hedda Knutsen Acquisition was $113.0 million, less $89.4 million of outstanding indebtedness under the secured credit facility related to the Hedda Knutsen (the “$99 million Hedda Loan Facility”) plus capitalized fees of $0.8 million. The cost of the Hedda Knutsen Acquisition was therefore approximately $24.4 million, and will be subject to customary post-closing adjustments for working capital and an interest rate swap.

The $99 million Hedda Loan Facility is repayable in quarterly installments with a final balloon payment (including the final quarterly installment) of $61.9 million due at maturity on October 24, 2031. The $99 million Hedda Loan Facility bears interest at a rate equal to SOFR plus a margin of 1.6%.

The Hedda Knutsen is operating in Brazil on a charter contract with Petrobras, for which the current fixed period expires in November 2034, and for which the charterer holds options for a further 5 years.

The Hedda Knutsen Acquisition was approved by the Board and the Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Ingrid Knutsen Charter

On September 2, 2026, agreement was reached with Eni for a time charter on the Ingrid Knutsen commencing early October 2026 for three years fixed plus three options each of one year. This is in direct continuation of the existing time charter to Eni and replaces their existing options.

Results of Operations

Three Months Ended June 30, 2026 Compared with the Three Months Ended June 30, 2025

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2026	2025	Change	% Change
Time charter and bareboat revenues	$92,085	$85,920	$6,165	7%
Loss of hire insurance recoveries	4,127	607	3,520	580%
Other income	564	533	31	6%
Vessel operating expenses	36,445	33,005	3,440	10%
Voyage expenses and commission	986	944	42	4%
Depreciation	42,087	29,372	12,715	43%
General and administrative expenses	1,701	1,555	146	9%
Interest income	965	903	62	7%
Interest expense	(13,801)	(15,316)	1,515	(10)%
Other finance income (expense)	(235)	(199)	(36)	18%
Realized and unrealized gain (loss) on derivative instruments	1,406	(370)	1,776	(480)%
Net gain (loss) on foreign currency transactions	(323)	(267)	(56)	21%
Income tax (expense)	(158)	(125)	(33)	26%
Net income (loss)	$3,411	$6,810	$(3,399)	(50)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $6.2 million to $92.1 million for the three months ended June 30, 2026 compared to $85.9 million for the three months ended June 30, 2025. The increase was mainly due to inclusion of the Live Knutsen and the Daqing Knutsen in the fleet from March 3, 2025 and from July 2, 2025, respectively. Reductions in revenue arose from Dan Sabia leaving the fleet from March, 3 2025, and drydocking of the vessel Windsor Knutsen and Raquel Knutsen in the second quarter 2025 and drydocking of the vessel Fortaleza Knutsen in the second quarter of 2026. In addition, commencing in 2025, revenues have included amounts related to EU ETS, which increased from 2025 to 2026 due to the phased implementation of the EU ETS regulations. Under these regulations, allowances have to be submitted for 40% of 2024 emissions, 70% of 2025 emissions and 100% of emissions for 2026 and subsequent years.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the three months ended June 30, 2026 were $4.1 million, compared to $0.6 million for the three months ended June 30, 2025. The loss of hire insurance recoveries in the three months ended June 30, 2026 related to the Tordis Knutsen in connection with a breakdown of its diesel generator in the first quarter of 2026 and to the Synnøve Knutsen in connection with a steering gear misalignment identified during drydocking in the fourth quarter of 2025. The loss of hire insurance recoveries in the three months ended June 30, 2025 related to the Live Knutsen in connection with an oil leakage from the propeller hub in the fourth quarter of 2022.

Other income: Other income for the three months ended June 30, 2026 was $0.6 million compared to $0.5 million for the three months ended June 30, 2025.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2026 were $36.4 million, an increase of $3.4 million from $33.0 million in the three months ended June 30, 2025. The increase is mainly due to more vessels operating on time charter contracts and more vessels undergoing planned drydocking for the three months ended June 30, 2026 compared to same period last year. Notably, expenses in 2026 and 2025 have included costs related to EU ETS.

Voyage expenses and commission: Voyage expenses and commission for the three months ended June 30, 2026 were $1.0 million and relate to Fortaleza Knutsen and the bunker cost in relation to her planned dry-docking in Europe which was completed before she commenced on a new time charter contract on June 22, 2026. Voyage expenses and commission for the three months ended June 30, 2025 were $0.9 million and relate to Windsor Knutsen and the bunker cost in relation to her planned dry-docking in Europe which was completed before she commenced on a new time charter contract on June 4, 2025.

Depreciation: Depreciation expense for the three months ended June 30, 2026 was $42.1 million compared to $29.4 million for the three months ended June 30, 2025), with the increase being due principally to the reduction in our vessels’ useful life estimate from 23 years to 20 years, which became effective on January 1, 2026.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2026 were $1.7 million compared to $1.6 million for the same period in 2025.

Interest income: Interest income was $1.0 million for the three months ended June 30, 2026 compared to $0.9 million for the three months ended June 30, 2025.

Interest expense: Interest expense for the three months ended June 30, 2026 was $13.8 million, a decrease of $1.5 million from $15.3 million for the three months ended June 30, 2025. The decrease is mainly due to repayment of outstanding debt and a lower SOFR rate.

Other finance income (expense): Other finance expense was $0.2 million for each of the three month periods ended June 30, 2026 and 2025.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended June 30, 2026 was $1.4 million, compared to a loss of $0.4 million for the three months ended June 30, 2025, as set forth in the table below:

	Three Months Ended
	June 30,
(U.S. Dollars in thousands)	2026	2025
Realized gain:
Interest rate swap contracts	$579	$2,521
Total realized gain:	579	2,521
Unrealized gain (loss):
Interest rate swap contracts	827	(2,891)
Total unrealized gain (loss):	827	(2,891)
Total realized and unrealized gain (loss) on derivative instruments:	$1,406	$(370)

The total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to offset part of the exposure to interest rate changes in respect of outstanding or forecasted debt obligations was $272.4 million as of June 30, 2026 and $421.2 million as of June 30, 2025. The unrealized gain on derivative instruments in the three months ended June 30, 2026 was related to mark-to-market gain on interest rate swaps of $0.8 million. The unrealized loss on derivative instruments in the three months ended June 30, 2025 was related to a mark-to-market loss on interest rate swaps of $2.9 million.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for each of the three month periods ended June 30, 2026 and 2025 was $0.3 million.

Income tax expense: Income tax expense for the three months ended June 30, 2026 was $0.2 million compared to $0.1 million for the three months ended June 30, 2025.

Net income (loss): As a result of the foregoing, the Partnership recorded net income of $3.4 million for the three months ended June 30, 2026, compared to net income of $6.8 million for the three months ended June 30, 2025.

Six Months Ended June 30, 2026 Compared with the Six Months Ended June 30, 2025

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2026	2025	Change	% Change
Time charter and bareboat revenues	$181,309	$168,911	$12,398	7%
Voyage revenues	—	466	(466)	(100)%
Loss of hire insurance recoveries	6,354	607	5,747	947%
Other income	1,120	1,105	15	1%
Garin from disposal of asset	—	1,342	(1,342)	(100)%
Vessel operating expenses	69,404	63,614	5,790	9%
Voyage expenses and commission	986	1,711	(725)	(42)%
Depreciation	83,939	58,135	25,804	44%
General and administrative expenses	4,201	3,351	850	25%
Interest income	1,743	1,651	92	6%
Interest expense	(27,724)	(30,218)	2,494	(8)%
Other finance expense	(431)	(351)	(80)	23%
Realized and unrealized gain (loss) on derivative instruments	2,781	(1,714)	4,495	(262)%
Net gain (loss) on foreign currency transactions	(149)	107	(256)	(239)%
Income tax benefit (expense)	(435)	(704)	269	(38)%
Net income (loss)	6,038	14,391	(8,353)	(58)%

Time charter and bareboat revenues: Time charter and bareboat revenues increased by $12.4 million to $181.3 million for the six months ended June 30, 2026, compared to $168.9 million for the six months ended June 30, 2025. The increase was mainly due to inclusion of the Live Knutsen and the Daqing Knutsen in the fleet from March 3, 2025 and from July 2, 2025, respectively. Reductions in revenue arose from Dan Sabia leaving the fleet from March, 3 2025, and drydocking of the vessel Windsor Knutsen and Raquel Knutsen in the second quarter 2025 and drydocking of the vessel Tuva Knutsen, and the Bodil Knutsen in the first quarter of 2026 and drydocking of the Fortaleza Knutsen in the second quarter of 2026. In addition, revenues in both 2026 and 2025 include revenues related to EU ETS, with 100% phase in in 2026 compared to 70% phase in in 2025.

Voyage revenues: Voyage revenues for the six months ended June 30, 2026 were nil compared to $0.5 million for the same period last year. Voyage revenues for the six months ended June 30, 2025 relate to spot voyages performed by the Dan Sabia.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 30, 2026 were $6.4 million compared to $0.6 million for the six months ended June 30, 2025. The loss of hire insurance recoveries in the six months ended June 30, 2026 related to the Windsor Knutsen which had arisen from required thruster repairs carried out over March – May 2025; the Tove Knutsen which had arisen from required steering gear repairs carried out over July – August 2025; the Tordis Knutsen in connection with a breakdown of its diesel generator in the first quarter of 2026, and related to the Synnøve Knutsen which had arisen from required steering gear repairs carried out over October – December 2025. The loss of hire insurance recoveries in the six months ended June 30, 2025 related to the Live Knutsen in connection with an oil leakage from the propeller hub in the fourth quarter of 2022.

Other income: Other income was $1.1 million for each of the six month periods ended June 30, 2026 and 2025.

Gain from disposal of asset: Gain from disposal of asset was nil for the six months ended June 30, 2026 and $1.3 million for the six months ended June 30, 2025. The gain relates to the Dan Sabia Sale, which completed on March 3, 2025.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2026 were $69.4 million, an increase of $5.8 million from $63.6 million in the six months ended June 30, 2025. The increase is mainly due to more vessels operating on time charter contracts and more vessels undergoing planned drydocking for the six months ended June 30, 2026 compared to same period last year. In addition, expenses in both 2026 and 2025 include costs related to EU ETS with an increase in 2026 compared to 2025 due the phase-in, 100% in 2026 compared to 70% in 2025.

Voyage expenses and commission: Voyage expenses and commission for the six months ended June 30, 2026 were $1.0 million and relate to the Fortaleza Knutsen and the bunker cost in relation to her planned dry-docking in Europe which was completed before she commenced on a new time charter contract on June 22, 2026. Voyage expenses and commission for the six months ended June 30, 2025 were $1.7 million and relate to Windsor Knutsen and the bunker cost in relation to her planned dry-docking in Europe which was completed before she commenced on a new time charter contract on June 4, 2025.

Depreciation: Depreciation expense for the six months ended June 30, 2026 was $83.9 million, compared to $58.1 million in the six months ended June 30, 2025, with the increase being due principally to the reduction in our vessels’ useful life estimate from 23 years to 20 years, which became effective on January 1, 2026.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2026 were $4.2 million, compared to $3.4 million for the six months ended June 30, 2025. The increase is mainly due to higher administrative costs associated with Knutsen NYK’s offer to purchase the Partnership’s common units.  Discussions regarding the offer were terminated on March 19, 2026.

Interest income: Interest income was $1.7 million for each of the six month periods ended June 30, 2026 and 2025.

Interest expense: Interest expense for the six months ended June 30, 2026 was $27.7 million, a decrease of $2.5 million from $30.2 million in the six months ended June 30, 2025. The decrease is mainly due to repayment of outstanding debt and a lower SOFR rate.

Other finance expense: Other finance expense was $0.4 million for each of the six month periods ended June 30, 2026 and 2025. Other finance expense is primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the six months ended June 30, 2026 was $2.8 million, compared to a loss of $1.7 million for the six months ended June 30, 2025 as set forth in the table below:

	Six Months Ended
	June 30,
(U.S. Dollars in thousands)	2026	2025	$ Change
Realized gain:
Interest rate swap contracts	$1,588	$5,631	$(4,043)
Total realized gain:	1,588	5,631	(4,043)
Unrealized gain (loss):
Interest rate swap contracts	1,193	(7,345)	8,538
Total unrealized gain (loss):	1,193	(7,345)	8,538
Total realized and unrealized gain (loss) on derivative instruments:	$2,781	$(1,714)	$4,495

The total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to offset part of the exposure to interest rate changes in respect of outstanding or forecasted debt obligations was $272.4 million as of June 30, 2026 and $421.2 million as of June 30, 2025. The unrealized gain in the six months ended June 30, 2026 was related to mark-to-market gain on derivative on interest rate swaps of $1.2 million. The unrealized loss in the six months ended June 30, 2025 was related to mark-to-market loss on derivative on interest rate swaps of $7.3 million.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2026 was $0.1 million, compared to a gain of $0.1 million for the six months ended June 30, 2025.

Income tax benefit (expense): Income tax expense for the six months ended June 30, 2026 was $0.4 million compared to income tax expense of $0.7 million for the six months ended June 30, 2025.

Net income (loss): As a result of the foregoing, the Partnership recorded a net income of $6.0 million for the six months ended June 30, 2026, compared to net income of $14.4 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations, and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to payment of operating costs, servicing our debt, payment of lease obligations, funding investments (including the equity portion of investments in vessels), funding working capital, including drydocking, funding any redemption of Series A Preferred Units and maintaining cash reserves against fluctuations in operating cash flows. As of September 9, 2026, we believe our sources of funds (assuming the current contracted rates are earned from our existing charters), including the undrawn portion of our revolving credit facilities of $48.0 million, are sufficient to meet our working capital and other cash requirements for our current business for at least the next twelve months, assuming that we are able to timely close the refinancings of certain of our senior secured loan facilities, including i) that secured by the Live Knutsen which is due to mature in October 2026 with a repayment due at the time of $65.9 million; ii) that secured by the Tuva Knutsen which is due to mature in January 2027 with a repayment due at the time of $57.4 million; iii) that secured by the Hilda Knutsen which is due to mature in May 2027 with a repayment due at the time of $39.4 million; and iv) that secured by the Daqing Knutsen which is due to mature in June 2027 with a repayment due at the time of $62.3 million. Based on the Partnership’s repeated experience of refinancings and following productive discussions and negotiations with its lending group and other institutions and advisors, Management believes that it will be able to conclude a refinancing of this facility on similar terms prior to maturity.

In addition, the holders of Series A Preferred Units may cause us to redeem the Series A Preferred Units on February 2, 2027 in, at our option, (i) cash at a price equal to 70% of the Issue Price of the Series A Preferred Units (as defined in the Partnership’s Partnership Agreement) or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price. The value (and, therefore, the number) of the common units that may be delivered pursuant thereto will be determined based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of our common units as reported on the NYSE for the 30-trading day period ending on the fifth trading day immediately prior to the redemption date. If all Series A Preferred Units are tendered for redemption on February 2, 2027 and we choose to redeem them for cash, the total cost would be approximately $59.5 million, being the product of the $85.0 million aggregate Issue Price of all the outstanding Series A Preferred Units and the cash redemption price described above of 70% thereof.

Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect to rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

On January 11, 2023, we reduced our quarterly common unit distribution to $0.026 per unit. Although we raised our quarterly common unit distribution to $0.05 per unit for the quarter ended March 31, 2026 and to $0.075 per unit for the quarter ended June 30, 2026, we expect to continue to use the substantial majority our internally generated cash flow to provide for working capital, reduce our debt levels, redeem any tendered Series A Preferred Units, strengthen our balance sheet and invest in accretive acquisitions.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to continue to economically hedge part of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts when suitable opportunities arise.

We estimate that we will spend in total approximately $69.5 million for drydocking and classification surveys for the vessels in our fleet as of June 30, 2026, between 2026 and 2029, with approximately $29.0 million of this amount to be spent in the twelve months ending June 30, 2027. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we currently anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from drydocking yards that will depend on the distance from the vessel’s ordinary trading area to the drydocking yard.

As of June 30, 2026, the Partnership had available liquidity of $143.3 million, which consisted of cash and cash equivalents of $95.3 million and undrawn capacity under the revolving credit facilities of $48.0 million. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2026 were $905.9 million ($902.5 million net of debt costs). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2026 was approximately 2.21% over the SOFR.

As of June 30, 2026, the Partnership had total $948.4 million in outstanding obligations, which include installments and interest on long-term debt, sale and leaseback commitments in respect of the Raquel Knutsen, the Torill Knutsen and the Tove Knutsen, interest commitments on interest rate swaps and operating lease commitments. Of the total outstanding obligations, $342.4 million matures within one year and $605.9 million matures after one year.

The Unaudited Condensed Consolidated Financial Statements have been prepared assuming that the Partnership will continue as a going concern. As of June 30, 2026, the Partnership’s net current liabilities were $242.2 million. Included in current liabilities are $313.8 million of short-term loan obligations that, as of September 9, 2026, mature before June 30, 2027 and are therefore presented as current debt.

Currently, we do not have any off-balance sheet arrangements.

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

Six Months Ended June 30, 2026 Compared with the Six Months Ended June 30, 2025

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2026	2025
Net cash provided by (used in) operating activities	$66,641	$67,980
Net cash provided by (used in) investing activities	(569)	827
Net cash provided by (used in) financing activities	(59,737)	(69,661)
Effect of exchange rate changes on cash	(63)	243
Net increase in cash and cash equivalents	6,272	(611)
Cash and cash equivalents at the beginning of the period	88,983	66,933
Cash and cash equivalents at the end of the period	$95,255	$66,322

Net cash provided by operating activities

Net cash provided by operating activities decreased by $1.3 million to $66.6 million in the six months ended June 30, 2026, compared to $68.0 million in the six months ended June 30, 2025. Before changes in working capital, cash provided by operating activities was $75.0 million for the six months ended June 30, 2026, an increase of $5.3 million compared to $69.7 million for the six months ended June 30, 2025. The increase of $5.3 million was primarily driven by higher non-cash depreciation charges following the change in estimated useful lives of the vessels from 23 to 20 years, partly offset by lower net income. Changes in working capital decreased net cash provided by operating activities by $8.3 million for the six months ended June 30, 2026, compared to a consumption of $1.7 million for the six months ended June 30, 2025.

Net cash provided by investing activities

Net cash used in investing activities was $0.6 million in the six months ended June 30, 2026, compared to net cash provided by investing activities of $0.8 million for the six months ended June 30, 2025. The decrease was primarily attributable to higher dry docking and vessel equipment expenditures in 2026, as well as net cash proceeds received from the simultaneous combination of the Dan Sabia Sale and the Live Knutsen Acquisition in 2025.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2026 of $59.7 million was mainly related to the following:

●	Repayment of long-term debt of $53.7 million related to ordinary installments; and
●	Payment of cash distributions of $6.0 million.

Net cash used in financing activities during the six months ended June 30, 2025 of $69.7 million was mainly related to the following:

●	Repayment of long-term debt of $64.5 million related to ordinary installments; and
●	Payment of cash distributions of $5.2 million.

Borrowing Activities

Long-Term Debt

As of June 30, 2026, and December 31, 2025, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2026	2025
$345 million loan facility	Anna Knutsen, Tordis Knutsen, Vigdis Knutsen, Brasil Knutsen, Lena Knutsen	$225,798	$238,343
$240 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen, Fortaleza Knutsen, Recife Knutsen, Ingrid Knutsen	133,585	151,321
$60 million Hilda loan facility	Hilda Knutsen	45,000	48,750
$69 million Tuva loan facility	Tuva Knutsen	59,980	62,568
$73 million Live loan facility	Live Knutsen	67,170	69,658
$71 million Synnøve loan facility	Synnøve Knutsen	68,707	71,076
$70 million Daqing loan facility	Daqing Knutsen	65,781	68,130
$25 million revolving credit facility with NTT		2,000	2,000
$25 million revolving credit facility with Shinsei		—	—
Raquel Sale & Leaseback	Raquel Knutsen	65,130	68,010
Torill Sale & Leaseback	Torill Knutsen	77,435	81,921
Tove Sale & Leaseback	Tove Knutsen	95,329	97,856
Total long-term debt		$905,915	$959,633
Less: current installments		315,261	383,146
Less: unamortized deferred loan issuance costs		1,442	2,020
Current portion of long-term debt		313,819	381,126
Amounts due after one year		590,654	576,487
Less: unamortized deferred loan issuance costs		1,964	2,513
Long-term debt, less current installments, and unamortized deferred loan issuance costs		$588,690	$573,974

The Partnership’s outstanding debt of $905.9 million ($902.5 million net of debt issuance costs) as of June 30, 2026, is repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
Remainder of 2026	$10,365	$40,772	$64,682	$115,819
2027	21,246	61,388	156,678	239,312
2028	22,345	40,754	78,825	141,924
2029	23,373	27,513	—	50,886
2030	24,515	27,513	47,384	99,412
2031 and thereafter	136,050	11,387	111,125	258,562
Total	$237,894	$209,327	$458,694	$905,915

As of June 30, 2026, the interest rates on the Partnership’s loan agreements were SOFR plus a fixed margin ranging from 1.94% to 2.40%. The average margin paid on the Partnership’s outstanding debt during the second quarter of 2026 was approximately 2.21% over SOFR.

For more information regarding the Partnership’s credit facilities outstanding as of December 31, 2025, please read Note 17—Long-Term Debt to our consolidated financial statements included in our 2025 20-F. Please see below for a description of additional credit facilities or amendments to existing credit facilities entered into by the Partnership since December 31, 2025. The Partnership is in compliance with all covenants under its credit facilities.

$99 Million Hedda Loan Facility

On June 28, 2024, Knutsen Canadian Chartering AS, the subsidiary owning the Hedda Knutsen, as borrower, entered into a $99 million term loan facility with MUFG Bank (Europe) N.V. and other lenders (the “$99 million Hedda Loan Facility”). The $99 million Hedda Loan Facility became one of the Partnership’s debt obligations upon closing of the Hedda Knutsen Acquisition on September 1, 2026. Following repayment of the quarterly installments due prior to September 1, 2026, the outstanding amount of this facility had been reduced to $89.4 million. The $99 million Hedda Loan Facility is repayable in quarterly installments with a final payment due at maturity on October 24, 2031, of $61.9 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.6%. In connection with the Hedda Knutsen Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Hedda Knutsen.

The $99 million Hedda Loan Facility contains the following primary financial covenants:

●	The borrower shall at all times maintain liquidity equal or greater than $500,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of the higher of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 additional vessels in excess of 8 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and
●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $99 million Hedda Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of the Hedda Knutsen falls below 115% (prior to October 24, 2026), 120% (thereafter but prior to October 24, 2028) or 125% (thereafter) of the outstanding loan, upon total loss or sale of the vessel and customary events of default.

$225 Million Loan Facility

On August 7, 2026, the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $225 million senior secured credit facility, with DNB Bank ASA as Agent on behalf of the relevant lenders, in order to refinance their existing term loans in the amount of $225.8 million. The credit facility consists of a term loan and is repayable in 20 consecutive quarterly installments, with a balloon payment of $111.1 million due at maturity in June 2031. The credit facility bears interest at a rate per annum equal to SOFR plus a margin of 1.65%. The credit facility is guaranteed by the Partnership and secured by mortgages on these five vessels. The new senior secured credit facility refinanced the previously existing term loans related to these vessels which were due to mature in September 2026. Closing of this senior secured credit facility took place on August 25, 2026.

The $225 million Loan Facility contains the following primary financial covenants:

●	Each borrower shall at all times maintain liquidity equal to or greater than $250,000;
●	Positive working capital of the Partnership;
●	Minimum liquidity of the Partnership of the higher of $15 million (of which at least $10 million is required to be in cash) plus increments of $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 8 vessels and $1 million for each owned vessel with less than 12 months remaining tenor on its employment contract up to 12 vessels;
●	Minimum book equity ratio for the Partnership of 30%; and

●	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The $225 million Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including if the market value of each vessel falls below 135% of the outstanding loan, upon total loss or sale of the vessel and customary events of default

Derivative Instruments and Hedging Activities

We use derivative instruments to reduce the risks associated with fluctuations in interest rates. We have a portfolio of interest rate swap contracts that exchange or swap floating rate interest to fixed rates, which, from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of June 30, 2026, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was $300.3 million based on total interest-bearing debt outstanding of $905.9 million, less sale/leaseback facilities relating to the Raquel Knutsen, the Torill Knutsen and the Tove Knutsen of $237.9 million, less interest rate swaps with a notional amount of $272.4 million and less cash and cash equivalents of $95.3 million. Our interest rate swap contracts mature between August 2025 and February 2032 and have an average maturity of approximately 1.4 years. Under the terms of the interest rate swap agreements, we will receive from the counterparty interest on the notional amount based on three-month and six-month SOFR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, we will pay to the counterparty a weighted average interest rate of 2.94%. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impaired by changes in the market value of such financial instruments.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included in our 2025 20-F filed with the SEC.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;
●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impact of the Russian war with Ukraine, the conflict between Israel and Hamas, the conflicts with Iran and other conflicts in the Middle East;

●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;
●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC, including its 2025 20-F and subsequent reports on Form 6-K.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in this Form 6-K and our 2025 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
4.1	Share Purchase Agreement, dated August 26, 2026 between KNOT Shuttle Tankers AS and Knutsen NYK Offshore Tankers AS, for the sale and purchase of the shares in Knutsen Canadian Chartering AS
4.2

Term Loan Facility Agreement, dated August 7, 2026, among KNOT Shuttle Tankers 24  AS, KNOT Shuttle Tankers 25 AS, KNOT Shuttle Tankers 26 AS, KNOT Shuttle Tankers 30 AS and KNOT Shuttle Tankers 32 AS, as borrowers, KNOT Shuttle Tankers AS and KNOT Offshore Partners LP, as guarantors, and the other parties thereto.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 9, 2026	By:	/s/ Derek Lowe
		Name:	Derek Lowe
		Title:	Chief Executive Officer and Chief Financial Officer